FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated October 26, 2012
2.	Financial results for the quarter and half-year ended September 30, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 26, 2012	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	General Manager - Joint Company Secretary & Head Compliance – Private Banking, Capital Markets & Non Banking Subsidiaries

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400 051

News Release	October 26, 2012

Performance Review – Quarter ended September 30, 2012

•
30% year-on-year increase in standalone profit after tax to Rs. 1,956 crore (US$ 370 million) for the quarter ended September 30, 2012 (Q2-2013) from Rs. 1,503 crore (US$ 284 million) for the quarter ended September 30, 2011 (Q2-2012)

•	Consolidated return on equity (annualised) of 14.8% in Q2-2013

•	Net interest margin maintained at 3.00% for the third consecutive quarter

•	18% year-on-year increase in advances to Rs. 275,076 crore (US$ 52.0 billion) at September 30, 2012

•	Net non-performing asset ratio at 0.66% at September 30, 2012 compared to 0.80% at September 30, 2011

•	20% year-on-year increase in consolidated profit after tax to Rs. 2,390 crore (US$ 452 million) for Q2-2013 from Rs. 1,992 crore (US$ 377 million) for Q2-2012

•	Strong capital adequacy ratio of 18.28% and Tier-1 capital adequacy of 12.83%

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended September 30, 2012.

Profit & loss account

•
Standalone profit before tax increased 32% to Rs. 2,685 crore (US$ 508 million) for the quarter ended September 30, 2012 (Q2-2013) from Rs. 2,035 crore (US$ 385 million) for the quarter ended September 30, 2011 (Q2-2012).

•	Standalone profit after tax increased 30% to Rs. 1,956 crore (US$ 370 million) for Q2-2013 from Rs. 1,503 crore (US$ 284 million) for Q2-2012.

•	Net interest income increased 35% to Rs. 3,371 crore (US$ 638 million) in Q2-2013 from Rs. 2,506 crore (US$ 474 million) in Q2-2012.

•	Net interest margin improved to 3.00% for Q2-2013 from 2.61% for Q2-2012.

•	Non-interest income increased by 17% to Rs. 2,043 crore (US$ 387 million) in Q2-2013 from Rs. 1,740 crore (US$ 329 million) in Q2-2012.

•	Cost-to-income ratio reduced to 40.9% in Q2-2013 from 44.4% in Q2-2012.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400 051

•	Provisions were at Rs. 508 crore (US$ 96 million) in Q2-2013 compared to Rs. 319 crore (US$ 60 million) in Q2-2012 and Rs. 466 crore (US$ 88 million) in Q1-2013.

•	Return on average assets (annualised) was 1.59% in Q2-2013 compared to 1.41% in Q2-2012.

Operating review

The Bank has continued with its strategy of pursuing profitable growth. The Bank has grown its retail lending volumes, resulting in an improvement in retail loan portfolio growth. The Bank continued to leverage its strong corporate franchise, its international presence and its branch network in India. At September 30, 2012, the Bank had 2,772 branches, the largest branch network among private sector banks in the country. The Bank has also increased its ATM network to 10,006 ATMs at September 30, 2012 as compared to 6,913 at September 30, 2011.

Credit growth

Advances increased by 18% year-on-year to Rs. 275,076 crore (US$ 52.0 billion) at September 30, 2012 from Rs. 233,952 crore (US$ 44.3 billion) at September 30, 2011. The year-on-year growth in retail advances was 14.0% at September 30, 2012 compared to a year-on-year growth of 10.3% at June 30, 2012.

Deposit growth

At September 30, 2012, savings account deposits increased by 15% year-on-year to Rs. 80,618 crore (US$ 15.3 billion). Current account deposits were Rs. 33,800 crore (US$ 6.4 billion) at September 30, 2012. The CASA ratio was at 40.7% at September 30, 2012. The average CASA ratio was at 37.5% for Q2-2013.

Capital adequacy

The Bank’s capital adequacy at September 30, 2012 as per Reserve Bank of India’s guidelines on Basel II norms was 18.28% and Tier-1 capital adequacy was 12.83%, well above RBI’s requirement of total capital adequacy of 9.0% and Tier-1 capital adequacy of 6.0%.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400 051

 Asset quality

Net non-performing assets at September 30, 2012 were Rs. 2,138 crore (US$ 405 million) compared to Rs. 1,941 crore (US$ 367 million) at June 30, 2012 and Rs. 2,236 crore (US$ 423 million) at September 30, 2011. The Bank’s net non-performing asset ratio was 0.66% at September 30, 2012 compared to 0.61% at June 30, 2012 and 0.80% at September 30, 2011. The Bank’s provision coverage ratio computed in accordance with the RBI guidelines was 78.7% at September 30, 2012. Net restructured assets at September 30, 2012 were Rs. 4,158 crore (US$ 787 million) compared to Rs. 4,172 crore (US$ 789 million) at June 30, 2012.

Consolidated profits

Consolidated profit after tax increased 20% to Rs. 2,390 crore (US$ 452 million) for Q2-2013 from Rs. 1,992 crore (US$ 377 million) for Q2-2012.  The consolidated return on equity (annualised) improved from 13.7% in Q2-2012 to 14.8% in Q2-2013.

Insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) was the largest private sector life insurer based on new business retail weighted received premium during April-August 2012. ICICI Life’s profit after tax for Q2-2013 was Rs. 396 crore (US$ 75 million) compared to Rs. 350 crore (US$ 66 million) for Q2-2012. ICICI Life’s annualised premium equivalent (APE) increased by 14% to Rs. 1,351 crore (US$ 256 million) in H1-2013 from Rs. 1,180 crore (US$ 223 million) in H1-2012. The assets under management at September 30, 2012 were Rs. 73,521 crore (US$ 13.9 billion).

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector during Q2-2013. The gross premium income of ICICI General increased by 16% to Rs. 1,517 crore (US$ 287 million) in Q2-2013 from Rs. 1,306 crore (US$ 247 million) in Q2-2012. ICICI General’s profit after tax for Q2-2013 was Rs. 101 crore (US$ 19 million) compared to Rs. 56 crore (US$ 11 million) for Q2-2012.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)
Rs. crore
	FY2012	Q1-2012	Q2-2012	H1-2012	Q1-2013	Q2-2013	H1-2013
Net interest income	10,734	2,411	2,506	4,917	3,193	3,371	6,564
Non-interest income	7,502	1,643	1,740	3,383	1,880	2,043	3,923
- Fee income	6,707	1,578	1,700	3,278	1,647	1,709	3,356
- Lease and other income	808	90	120	210	254	162	416
- Treasury income	(13)	(25)	(80)	(105)	(21)	172	151
Less:
Operating expense1	7,850	1,820	1,892	3,712	2,124	2,221	4,344
Operating profit	10,386	2,234	2,354	4,588	2,949	3,193	6,143
Less: Provisions	1,583	454	319	773	466	508	974
Profit before tax	8,803	1,780	2,035	3,815	2,483	2,685	5,169
Less: Tax	2,338	448	532	980	668	729	1,398
Profit after tax	6,465	1,332	1,503	2,835	1,815	1,956	3,771
1.	Includes commissions paid to direct marketing agents (DMAs) for origination of retail loans and lease depreciation.
2.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400 051

Summary Balance Sheet
Rs. crore
	At
	September 30, 2011	March 31, 2012	June 30, 2012	September 30, 2012
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,153	1,153	1,153	1,153
Employee stock options outstanding	1	2	3	3
Reserves and surplus	57,448	59,250	61,868	63,306
Deposits	245,092	255,500	267,794	281,438
Borrowings (includes subordinated debt)1	121,324	140,165	137,207	135,390
Other liabilities	15,707	17,577	15,469	15,765
Total Capital and Liabilities	440,725	473,647	483,494	497,055

Assets
Cash and balances with Reserve Bank of India	23,302	20,461	17,951	21,175
Balances with banks and money at call and short notice	12,877	15,768	18,325	21,247
Investments	147,685	159,560	155,132	157,914
Advances	233,952	253,728	268,430	275,076
Fixed assets	4,696	4,615	4,668	4,621
Other assets	18,213	19,515	18,988	17,022
Total Assets	440,725	473,647	483,494	497,055
1. Borrowings include preference share capital of Rs. 350 crore.

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400 051

Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli at 91-22-2653 8525 or email ganguli.sujit@icicibank.com.

For investor queries please call Rakesh Mookim at 91-22-2653 6114 or email ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 52.86

S. R. BATLIBOI & CO.	6th Floor, Express Towers
Chartered Accountants	Nariman Point
Mumbai 400 021, India

Tel.: +91 22 6192 0000
Fax : +91 22 6192 2000

Auditor’s Report on Quarterly Financial Results and Year to Date Results of the Bank Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of ICICI Bank Limited

1.
We have audited the quarterly financial results of ICICI Bank Limited for the quarter ended September 30, 2012 and the year-to-date results for the period April 1, 2012 to September 30, 2012 attached herewith, being submitted by the Bank pursuant to the requirement of clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us.  These quarterly financial results as well as the year-to-date financial results have been prepared from interim financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors.  Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 (as amended) as per Section 211(3C) of the Companies Act, 1956 and other accounting principles generally accepted in India, as applicable to banks.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement(s).  An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results.  An audit also includes assessing the accounting principles used and significant estimates made by management.  We believe that our audit provides a reasonable basis for our opinion.

3.
We did not audit the financial statements of Singapore, Bahrain and Hong Kong branches, whose financial statements reflect total assets of Rs.112,683.8 crores as at September 30, 2012, the total revenue of Rs. 1,351.2 crores for the quarter ended September 30, 2012 and Rs. 2,717.1 crores for the six months ended September 30, 2012 and net cash flows amounting to Rs. 6,276.6 crores for the quarter ended September 30, 2012 and Rs.12,844.8 crores for the six months ended September 30, 2012. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

4.	In our opinion and to the best of our information and according to the explanations given to us these quarterly financial results as well as the year-to-date results :
(i)	have been presented in accordance with the requirements of clause 41 of the Listing Agreement in this regards; and
(ii)	give a true and fair view of the net profit for the quarter ended September 30, 2012 as well as the year-to-date results for the period from April 1, 2012 to September 30, 2012.

5.
Further, read with paragraph 1 above, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the bank in terms of clause 35 of the Listing Agreement and found the same to be correct.

For S.R. Batliboi & Co.
Firm registration number: 301003E
Chartered Accountants

per Shrawan Jalan
Partner
Membership No.: 102102

Mumbai
October 26, 2012

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. No.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	March 31, 2012
		(Audited)	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	10,026.33	9,545.65	8,157.62	19,571.98	15,776.14	33,542.65
	a) Interest/discount on advances/bills	6,848.79	6,455.83	5,380.74	13,304.62	10,315.87	22,129.89
	b) Income on investments	2,744.54	2,701.91	2,344.98	5,446.45	4,596.01	9,684.02
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	148.83	123.61	115.27	272.44	229.10	491.14
	d) Others	284.17	264.30	316.63	548.47	635.16	1,237.60
2.	Other income	2,042.97	1,879.92	1,739.55	3,922.89	3,382.44	7,502.76
3.	TOTAL INCOME (1)+(2)	12,069.30	11,425.57	9,897.17	23,494.87	19,158.58	41,045.41
4.	Interest expended	6,655.10	6,352.71	5,651.18	13,007.81	10,858.78	22,808.50
5.	Operating expenses (e)+(f)	2,220.90	2,123.53	1,892.24	4,344.43	3,712.02	7,850.44
	e) Employee cost	965.88	987.03	842.70	1,952.91	1,575.55	3,515.28
	f) Other operating expenses	1,255.02	1,136.50	1,049.54	2,391.52	2,136.47	4,335.16
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	8,876.00	8,476.24	7,543.42	17,352.24	14,570.80	30,658.94
7.	OPERATING PROFIT (3)–(6) (Profit before provisions and contingencies)	3,193.30	2,949.33	2,353.75	6,142.63	4,587.78	10,386.47
8.	Provisions (other than tax) and contingencies	507.92	465.87	318.79	973.79	772.65	1,583.04
9.	Exceptional items	..	..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)	2,685.38	2,483.46	2,034.96	5,168.84	3,815.13	8,803.43
11.	Tax expense (g)+(h)	729.27	668.41	531.77	1,397.68	979.74	2,338.17
	g) Current period tax	679.36	736.54	544.48	1,415.90	1,071.51	2,193.52
	h) Deferred tax adjustment	49.91	(68.13)	(12.71)	(18.22)	(91.77)	144.65
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)	1,956.11	1,815.05	1,503.19	3,771.16	2,835.39	6,465.26
13.	Extraordinary items (net of tax expense)	..	..	..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)	1,956.11	1,815.05	1,503.19	3,771.16	2,835.39	6,465.26
15.	Paid-up equity share capital (face value Rs. 10/- each)	1,153.08	1,152.93	1,152.47	1,153.08	1,152.47	1,152.77
16.	Reserves excluding revaluation reserves	63,305.63	61,867.68	57,448.45	63,305.63	57,448.45	59,250.09
17.	Analytical ratios
	i) Percentage of shares held by Government of India	0.01	0.01	..	0.01	..	..
	ii) Capital adequacy ratio	18.28%	18.54%	18.99%	18.28%	18.99%	18.52%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expense (not annualised for three months/six months) (in Rs.)	16.97	15.74	13.05	32.71	24.61	56.11
	b) Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three months/six months) (in Rs.)	16.91	15.71	13.00	32.62	24.51	55.95
18.	NPA Ratio1
	i) Gross non-performing advances(net of write-off)	10,036.37	9,816.63	10,021.25	10,036.37	10,021.25	9,475.33
	ii) Net non-performing advances	2,134.07	1,904.99	2,183.77	2,134.07	2,183.77	1,860.84
	iii) % of gross non-performing advances(net of write-off) to gross advances	3.54%	3.54%	4.14%	3.54%	4.14%	3.62%
	iv) % of net non-performing advances to net advances	0.78%	0.71%	0.93%	0.78%	0.93%	0.73%
19.	Return on assets (annualised)	1.59%	1.57%	1.41%	1.58%	1.36%	1.50%
20.	Public shareholding
	i) No. of shares	1,153,027,642	1,152,874,294	1,152,412,079	1,153,027,642	1,152,412,079	1,152,714,442
	ii) Percentage of shareholding	100	100	100	100	100	100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares	..	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..
	ii) Non-encumbered
	a) No. of shares	..	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..
1.
At September 30, 2012, the percentage of gross non-performing customer assets to gross customer assets was 3.03% and net non-performing customer assets to net customer assets was 0.66%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET
  (Rs. in crore)
Particulars	At
	September 30, 2012	June 30, 2012	March 31, 2012	September 30, 2011
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,153.08	1,152.93	1,152.77	1,152.47
Employees stock options outstanding	3.43	2.90	2.39	1.32
Reserves and surplus	63,305.63	61,867.68	59,250.09	57,448.45
Deposits	281,438.20	267,794.23	255,499.96	245,091.72
Borrowings (includes preference shares and subordinated debt)	135,390.13	137,206.55	140,164.90	121,323.66
Other liabilities	15,764.65	15,469.84	17,576.98	15,707.59
Total Capital and Liabilities	497,055.12	483,494.13	473,647.09	440,725.21

Assets
Cash and balances with Reserve Bank of India	21,175.08	17,951.32	20,461.30	23,301.52
Balances with banks and money at call and short notice	21,247.03	18,324.49	15,768.02	12,877.47
Investments	157,913.96	155,132.45	159,560.04	147,684.88
Advances	275,075.63	268,429.89	253,727.66	233,952.22
Fixed assets	4,621.49	4,668.14	4,614.68	4,696.52
Other assets	17,021.93	18,987.84	19,515.39	18,212.60
Total Assets	497,055.12	483,494.13	473,647.09	440,725.21

CONSOLIDATED FINANCIAL RESULTS
                (Rs. in crore)
Sr. No.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	March 31, 2012
		(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Total income	18,609.43	16,639.71	16,110.61	35,249.14	30,860.40	66,658.28
2.	Net profit	2,390.37	2,076.58	1,991.68	4,466.95	3,658.45	7,642.94
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for three months/six months)(in Rs.)	20.73	18.01	17.28	38.75	31.75	66.33
	b) Diluted EPS (not annualised for three months/six months)(in Rs.)	20.63	17.94	17.20	38.58	31.57	66.06

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED
(Rs. in crore)
Sr. No.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	March 31, 2012
		(Audited)	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Segment revenue
a	Retail Banking	5,579.55	5,464.05	4,852.42	11,043.60	9,535.25	19,711.27
b	Wholesale Banking	7,988.92	7,248.57	6,344.67	15,237.49	11,988.72	26,171.31
c	Treasury	8,917.37	8,509.06	7,230.43	17,426.43	14,244.38	30,141.42
d	Other Banking	71.78	82.06	65.50	153.84	135.52	282.18
	Total segment revenue	22,557.62	21,303.74	18,493.02	43,861.36	35,903.87	76,306.18
	Less: Inter segment revenue	10,488.32	9,878.17	8,595.85	20,366.49	16,745.29	35,260.77
	Income from operations	12,069.30	11,425.57	9,897.17	23,494.87	19,158.58	41,045.41
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	299.53	142.84	105.60	442.37	21.46	549.99
b	Wholesale Banking	1,487.62	1,588.00	1,595.29	3,075.62	2,800.81	6,207.73
c	Treasury	828.16	799.17	347.12	1,627.33	982.17	2,080.68
d	Other Banking	70.07	(46.55)	(13.05)	23.52	10.69	(34.97)
	Total segment results	2,685.38	2,483.46	2,034.96	5,168.84	3,815.13	8,803.43
	Unallocated expenses	..	..	..	..	..	..
	Profit before tax	2,685.38	2,483.46	2,034.96	5,168.84	3,815.13	8,803.43
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(120,961.40)	(115,832.84)	(98,663.37)	(120,961.40)	(98,663.37)	(106,850.82)
b	Wholesale Banking	115,358.26	115,942.39	88,891.70	115,358.26	88,891.70	106,384.77
c	Treasury	63,115.73	55,039.02	61,675.92	63,115.73	61,675.92	53,552.58
d	Other Banking	1,590.79	2,269.17	1,224.37	1,590.79	1,224.37	1,717.58
e	Unallocated	5,358.76	5,605.77	5,473.62	5,358.76	5,473.62	5,601.14
	Total	64,462.14	63,023.51	58,602.24	64,462.14	58,602.24	60,405.25

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on ”Segmental Reporting” which is effective from the reporting period ended March 31, 2008.

2.
“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury“ includes the entire investment portfolio of the Bank.
5.	“Other Banking” includes hire purchase and leasing operations and other items not attributable to any particular business segment.

Notes:

1.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on ‘Interim Financial Reporting’.
2.
The provision coverage ratio of the Bank at September 30, 2012, computed as per the RBI circular dated December 1, 2009, is 78.7% (June 30, 2012: 80.6%; March 31, 2012: 80.4%; September 30, 2011: 78.2%).

3.
In accordance with Insurance Regulatory and Development Authority (IRDA) guidelines, ICICI Lombard General Insurance Company (ICICI General), together with all other general insurance companies participated in the Indian Motor Third Party Insurance Pool (the Pool), administered by the General Insurance Corporation of India (GIC) from April 1, 2007. The Pool covered reinsurance of third party risks of commercial vehicles. IRDA through its orders dated December 23, 2011, January 3, 2012 and March 22, 2012 has directed the dismantling of the Pool on a clean cut basis and advised recognition of the Pool liabilities as per loss ratios estimated by GAD UK (“GAD Estimates”) for underwriting years commencing from the year ended March 31, 2008 to year ended March 31, 2012. ICICI General recognised the additional liabilities of the Pool in the three months ended March 31, 2012 and accordingly the Bank’s consolidated net profit after tax for the year ended March 31, 2012 includes impact of additional Pool losses of  Rs. 503.03 crore in line with Bank’s shareholding in ICICI General.

4.	During the three months ended September 30, 2012, the Bank has allotted 153,348 equity shares of Rs. 10/- each pursuant to exercise of employee stock options.
5.	Status of equity investors’ complaints/grievances for the three months ended September 30, 2012:

Opening balance	Additions	Disposals	Closing balance
0	43	43	0

6.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
7.	The above financial results have been approved by the Board of Directors at its meeting held on October 26, 2012.
8.	The above unconsolidated financial results are audited by the statutory auditors, S.R. Batliboi & Co., Chartered Accountants.
9.	Rs. 1 crore = Rs. 10 million.

Place : Mumbai	N. S. Kannan
Date : October 26, 2012	Executive Director & CFO